July  18,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance
100  F  Street,  N.E.
Washington,  DC  20549

     Attn:     Mr.  H.  Christopher  Owings

     Re:     FTS  Group,  Inc.
             Registration  Statement  on  Form  SB-2
             Filed  June  17,  2005
             File  No.  333-125958
             Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed April 5, 2005
             Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Filed May 16, 2005
             File  No.  0-24829

Dear  Mr.  Owings:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing the Company's amended Form 10-KSB for the fiscal year ended December 31, 2004 and amended Form 10-QSB for the fiscal quarter ended March 31, 2005.

The amended Form 10-KSB for the fiscal year ended December 31, 2004 and amended Form 10-QSB for the fiscal quarter ended March 31, 2005 contain revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated July 1, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form  10-KSB  for  Fiscal  Year  Ended  December  31,  2004
-----------------------------------------------------------

Controls  and  Procedures,  page  25
------------------------------------

Comment 1. We note your disclosure that your chief executive officer and chief financial officer concluded that your "[d]isclosure controls and procedures are currently effective but may not continue to be effective as the Company grows." Please expand your disclosure to specifically explain why your chief executive officer and chief financial officer concluded that your disclosure controls and procedures may not continue to be effective as you grow. Please describe the specific actions that you will or are taking to ensure that your disclosure controls and procedures remain effective. In this regard, we note your further disclosure, "Based on this evaluation, the Chief Executive Officer and Chief Financial Officer will accelerate plans to implement additional operating and financial reporting controls and procedures ." Please fully describe the additional operating and financial reporting controls and procedures to which you refer. We may have further comment upon review of your response.

Response  1.     The  Company  has  made  the  changes  requested  by the Staff.

Comment 2. We note your disclosure that your chief executive officer and chief financial officer seek to ensure that information in reports are "[r]ecorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response  2.     The  Company  has  complied  with  the  Staff's  comment.


Exhibits  31.1  and  31.2
-------------------------

Comment 3. We note that you have replaced the term "small business issuer" with "registrant." Please revise, as the exact working of the certification provided in Item 601(b)(31) of Regulation S-B is required. Also, you have referred to the definitions of disclosure controls and procedures as set forth in Rules 13a-14 and 15d-14 instead of referring to Rules 13a-15 and 15d-15. Please revise the corresponding exhibits filed with your quarterly report for the fiscal year ended March 31, 2005 as well.

Response  3.     The  Company  has  complied  with  the  Staff's  comment.


Form  10-QSB  for  Fiscal  Quarter  Ended  March  31,  2005
-----------------------------------------------------------

Comment 4. We note your disclosure that your chief executive officer and chief financial officer made their conclusions based on their evaluation performed "[w]ithin 90 days prior to the filing date of this report." Please, however, revise your disclosure to clearly indicate that the effectiveness conclusion is as of the end of the period covered by the report. See Item 307 of Regulation S-B.

Response  4.     The  Company  has  complied  with  the  Staff's  comment.

Comment 5. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were "[e]ffective in gathering, analyzing and disclosing information needed to satisfy [y]our disclosure obligations under the Exchange Act." Your disclosure does not appear to accurately reflect the definition of disclosure controls and procedures. Accordingly, please revise to clarify, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by FTS Group in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms. Please also revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response  5.     The  Company  has  complied  with  the  Staff's  comment.

If you have further questions or comments, please contact us. We will cooperate in any way we can.

                              Regards,

                              /s/  Amy M. Trombly

                              Amy  M.  Trombly
                              Counsel  for  FTS  Group,  Inc.


cc:     Scott  Gallagher,  FTS  Group,  Inc.